Exibit 99.1

News Release

For Immediate Release

Stantec to add over 600 staff in US Midwest with intent to acquire Ohio based R.D. Zande and Kentucky’s Fuller, Mossbarger, Scott & May

EDMONTON AB; COLUMBUS OH; LEXINGTON KY (December 5, 2007) TSX:STN; NYSE:SXC

Stantec announced today it has signed letters of intent to acquire two US Midwest firms, R.D. Zande of Columbus, Ohio and Fuller, Mossbarger, Scott & May Engineers (FMSM) of Lexington, Kentucky. The addition of these two firms will enhance Stantec’s existing Great Lakes Region, create a new region for Stantec in the area of Kentucky and Tennessee, and add more than 600 employees.

R.D. Zande is a civil and environmental engineering firm with over 300 employees principally in Ohio, with additional offices in West Virginia, Kentucky, South Carolina, Pennsylvania and Georgia. The firm has provided a wide range of consulting services to public and private sector clients since 1968. The firm’s cross-disciplinary team of engineers, planners, environmental scientists, landscape architects, surveyors, and construction administrators provides services mainly in water and wastewater treatment facility design, environmental management, and transportation as well as complementary service in planning, landscape architecture, surveying, and land development.

“We look forward to R.D. Zande joining Stantec,” says Tony Franceschini, Stantec President & CEO. “The addition of R.D. Zande will strengthen our Great Lakes region in the Midwest United States, and grow our depth of service offerings to public sector clients in our Environment practice.”

The firms expect to complete the transaction in early January 2008. In 2006 R.D. Zande’s gross revenues were approximately US$29 million. The firm is consistently ranked in Engineering News Record’s Top 500 Design firms and is currently listed as number 394.

“Joining Stantec is the natural next step for R.D. Zande,” says Matt Tin, R.D. Zande President & CEO. “With access to Stantec’s technological, financial, and staff resources and a widely expanded service offering, we will be able to compete with the largest firms in our industry while providing the same great service to our local clients. In addition, our employees will be getting the opportunity to grow their careers in a larger organization by working on projects throughout North America and partnering with experts across the new company to deliver more value to our client’s projects.”

Fuller, Mossbarger, Scott & May has over 300 employees primarily located in Kentucky with additional offices in Ohio, Missouri, Indiana, Georgia and Tennessee. The addition of FMSM will create a new region for Stantec in the area of Kentucky and Tennessee as well as a new practice area in geotechnical engineering.

“We have been looking to add an appropriate geotechnical engineering practice and FMSM adds expertise in several specialty engineering areas including dams, levees, and underwater structures that complement our existing services,” says Tony Franceschini, Stantec President & CEO. “In addition FMSM, enhances our water resource capabilities and provides improved access to US Federal clients such as the Corps of Engineers and the Federal Emergency Management Agency (FEMA).”

FMSM provides earth and water resource engineering solutions. The firm offers a wide scope of services in civil, environmental, geotechnical, structural, and water resources engineering as well as specialized and targeted areas in Geographic Information Systems (GIS), particularly in floodplain mapping. The firm also has an integrated materials testing laboratory and drilling operation to support its engineering projects. The firms expect to complete the transaction at the end of December 2007.

“Joining Stantec is an important step for us because it immediately allows us to better serve our clients who increasingly require more depth of services and a wider geographic platform for the delivery of those services,” says Craig Avery, FMSM President & CEO. “Our staff will benefit from increased career opportunities and access to Stantec’s technological, staff, and financial resources.”

FMSM revenues in 2006 were approximately US$36 million and the firm is currently listed as number 327 in Engineering News Record’s Top 500 Design Firms in the United States.

For more information about the acquisition visit http://announcements.stantec.com/fmsm and http://announcements.stantec.com/rdzande

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 7,500 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Investor Relations Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.